UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pandion Therapeutics, Inc.

(Name of Subject Company — Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340106

(CUSIP Number of Class of Securities)

Kelly Grez

Deputy Corporate Secretary

Merck & Co., Inc.

2000 Galloping Hill Road Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan, Esq.

Michael J. Riella, Esq.

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001-4956

+1 (202) 662 6000

February 24, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698340106

1	Names of Reporting Persons MERCK & CO., INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 11,776,706*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,776,706*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 11,776,706* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 39.99%*
14	Type Of Reporting Person CO/HC

*

Beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Pandion Therapeutics, Inc. (the “Issuer”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have beneficial ownership are comprised of 11,776,706 shares of Common Stock (including shares issuable upon exercise of outstanding options to purchase shares of Common Stock) beneficially owned by the stockholders (the “Stockholders”) party to the Support Agreements (as defined below). Generally, upon the exercise of any security convertible or exchangeable for any Common Stock by the Stockholders, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 29,515,583 shares of Common Stock outstanding as of the close of business on February 24, 2021 and based on the representation of the Company in the Merger Agreement (as defined below).

CUSIP No. 698340106

1	Names of Reporting Persons MERCK SHARP & DOHME CORP.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 11,776,706*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,776,706*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 11,776,706* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 39.99%*
14	Type Of Reporting Person CO/HC

*	See note above with respect to Merck & Co., Inc.

CUSIP No. 698340106

1	Names of Reporting Persons PANAMA MERGER SUB, INC.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship Or Place Of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 0
	8	Shared Voting Power 11,776,706*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,776,706*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 11,776,706* (See Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent Of Class Represented By Amount In Row (11) 39.99%*
14	Type Of Reporting Person CO

*	See note above with respect to Merck & Co., Inc.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock” or “Shares”), of Pandion Therapeutics, Inc. (the “Company”). The address of the principal executive offices of the Company is 134 Coolidge Avenue, Watertown, Massachusetts 02472.

Item 2. Identity and Background

This Schedule is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Merck & Co., Inc., a New Jersey corporation (“Merck”), Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”) and Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”, and together with Merck and Parent, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto.

The address of the principal business and the principal office of Merck is 2000 Galloping Hill Road, Kenilworth, NJ, 07033. The address of the principal business and the principal office of Parent and Purchaser is One Merck Drive, Whitehouse Station, NJ 08889.

Parent is a wholly owned subsidiary of Merck, which is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies and animal health products. Merger Sub is a wholly owned subsidiary of Parent and has not conducted any business and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement (as defined below) and the transactions contemplated thereby.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by the Reporting Persons to purchase all of the outstanding Shares in the Offer (as defined below) and the Merger (as defined below) is approximately $1.88 billion, plus related fees and expenses. The Reporting Persons currently have available to them in cash on hand all funds necessary for these payments.

Item 4. Purpose of Transaction

On February 24, 2021, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares (excluding any shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, considered together with all other Shares, if any, beneficially owned by Merck and its affiliated entities, represent at least one more Share than one half of the sum of (A) all Shares then outstanding as of the expiration of the Offer, and (B) all Shares that the Company is required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares regardless of the conversion or exercise price or other terms and conditions thereof; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of clearance, approval or consent under any other applicable antitrust law; and (iii) those other conditions set forth in Annex I to the Merger Agreement.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”) as provided in the Merger Agreement, with the Company being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the Company’s treasury or owned by Parent or Merger Sub or any of their respective direct or indirect wholly-owned subsidiaries and (ii) Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. Immediately prior to the Effective Time, all outstanding Company stock options will, to the extent unvested, become fully vested, and at the Effective Time, each Company stock option will be cancelled and converted into the right to receive an amount in cash equal to the difference between the Offer Price and the applicable per share exercise price, less any applicable tax withholding. Immediately prior to the Effective Time, unless previously exercised by the holder thereof, the warrant to purchase Shares issued to Silicon Valley Bank on November 8, 2019 will be immediately cancelled and deemed to be cashless exercised in accordance with its terms.

The Merger will be governed by Section 251(h) of the DGCL and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer. The closing of the Merger is subject to customary closing conditions.

Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (the “Stockholders”) entered into tender and support agreements (the “Support Agreements”) with Parent and Merger Sub with respect to 11,776,706 shares owned by the Stockholders (the “Subject Shares”). The Subject Shares comprise approximately 39.99% of all outstanding Shares. Each Stockholder agreed, among other things, to tender his, her or its Subject Shares pursuant to the Offer and, if necessary, vote his, her or its Subject Shares (i) in favor of, in the event any vote or consent of the stockholders of the Company is required, the Merger and the execution and delivery of the Merger Agreement, and the transactions contemplated thereby, (ii) against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Support Agreements, (2) result in any of the conditions of the Offer set forth in Annex I of the Merger Agreement or the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied on or before the Outside Date (as defined in the Merger Agreement) or (3) impede, interfere with or prevent the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement, (iii) against any Acquisition Proposal (as defined in the Merger Agreement), (iv) against any change to: the board of directors of the Company that is not recommended or approved by the board, the present capitalization or corporate structure of the Company, or the organizational documents of the Company not consented to by Parent under the Merger Agreement and (v) against any extraordinary corporate transaction such as a merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, share exchange, reorganization, recapitalization, dissolution, liquidation, any sale, lease license or transfer of a material amount of assets of the Company, or winding up of or by the Company.

Each Stockholder also agreed to not, except as provided in the Support Agreements, (i) offer to transfer, transfer or consent to transfer any of its Subject Shares; (ii) enter into any agreement to transfer Subject Shares; (iii) grant or permit the grant of any proxy, power-of-attorney or other authorization in respect of the Subject Shares; (iv) deposit or permit the deposit of any of the Subject Shares into a voting trust or enter into a voting agreement or arrangement; (v) create or permit to exist any lien (other than created by the Support Agreements or under applicable securities laws) on any Subject Shares; or (vi) take or permit any other actions that would restrict, limit or interfere with the performance of its obligations under the Support Agreement in any material respect or otherwise make any representation or warranty of the Stockholder in the Support Agreement untrue or incorrect in any material respect. The Support Agreements will terminate in certain circumstances, including upon termination of the Merger Agreement. Shared voting and dispositive power with respect to the Subject Shares may be deemed to have been acquired through execution of the Support Agreements. The Reporting Persons have not expended any funds in connection with the execution of the Support Agreements.

Parent and the Company entered into an Confidential Disclosure-In Agreement, dated as of April 9, 2018, as subsequently amended by Amendment No. 1 to Confidential Disclosure-In Agreement, dated December 16, 2019, Amendment No. 2 to the Confidential Disclosure-In Agreement, dated December 18, 2020, and Amendment No. 3 to the Confidential Disclosure-In Agreement, dated February 13, 2021 (as fully amended, the “Non-Disclosure Agreement”), in connection with, among other things, a potential negotiated acquisition transaction that resulted in the Offer. Pursuant to the Non-Disclosure Agreement, subject to certain customary exceptions, each party agreed to keep confidential certain non-public information disclosed to one party or its representatives by or on behalf of the other party or such party’s affiliates or representatives, including all analyses or other materials containing such non-public information.

Parent and the Company entered into an Exclusivity Agreement, dated as of February 9, 2021, pursuant to which the Company agreed, among other things, that, until February 19, 2021 (subject to a 10-day extension if Parent was working in good faith toward finalizing the proposed transaction), it would not, would cause its subsidiaries not to, and would not authorize or permit their representatives to, (i) solicit, initiate, seek, propose, knowingly encourage or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes, or could lead to, another acquisition proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any acquisition proposal or any inquiry, proposal or offer that could lead to an acquisition proposal, (iii) furnish any information relating to the Company or any of its subsidiaries, products or its TALON Platform or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any person in connection with any acquisition proposal or any inquiry, proposal or offer that constitutes, or could lead to, an acquisition proposal, (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement with respect to the Company or any of its subsidiaries, (v) otherwise knowingly facilitate any effort or attempt to make an acquisition proposal or any inquiry, proposal or offer that could lead to an acquisition proposal, (vi) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws or the Company’s organizational documents or grant a waiver under Section 203 of the DGCL, or (vii) resolve, propose or agree to do any of the foregoing.

The purpose of the Offer is to acquire control of, and ultimately following the Merger own, the entire equity interest in, the Company while allowing the Company’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. After the consummation of the Offer, Parent and Merger Sub intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation, except that the references to Merger Sub’s name will be replaced with references to the surviving corporation’s name, and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation. Following the Merger, the Shares will no longer be traded on the Nasdaq Global Select Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Offer, the Merger and the Support Agreements described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreements and the transactions contemplated thereby, (iii) the Non-Disclosure Agreement and the transactions contemplated thereby, and (iv) the Exclusivity Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, to the Form of Support Agreement, which is filed as Exhibit 99.1 hereto, to the Non-Disclosure Agreement, including all amendments to the Non-Disclosure Agreement, which are filed as Exhibits 99.2 through 99.5 hereto, and to the Exclusivity Agreement, which is filed as Exhibit 99.6 hereto, each of which is incorporated herein by reference.

The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by Parent and Merger Sub with the Securities and Exchange Commission (“SEC”), and a solicitation/recommendation statement on Schedule 14D-9 will be filed by the Company with the SEC. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which will be named in the tender offer statement. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at 2000 Galloping Hill Road, Kenilworth, N.J., 07033 or by phoning (908) 423-1000. In addition, Merck and the Company file annual, quarterly and current reports and other information with the SEC. Merck’s and the Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Item 5. Interest in Securities of the Company

(a), (b). Other than those Subject Shares that may be deemed to be beneficially owned in connection with the Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares. As a result of the Support Agreements, the Reporting Persons may be deemed to have the power to vote against certain matters set forth in Item 4 above and cause the disposition of up to an aggregate of 11,776,706 Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 11,776,706 Shares. The Subject Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 39.99% of the Shares issued and outstanding as of the close of business on February 24, 2021, as represented by the Company in the Merger Agreement. The Reporting Persons are not entitled to any rights as stockholders of the Company as to the Subject Shares, except as otherwise expressly provided in the Support Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of the Subject Shares. Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c). Except for the Merger Agreement and the Support Agreements, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d). To the knowledge of the Reporting Persons, based on representations made by the Stockholders in the Support Agreements, other than the Stockholders, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Except for the Merger Agreement, the Support Agreements, the Non-Disclosure Agreement and the Exclusivity Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

2.1

Agreement and Plan of Merger, dated as of February 24, 2021 among Pandion Therapeutics, Inc., Merck Sharp & Dohme Corp. and Panama Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pandion Therapeutics, Inc. with the SEC on February 25, 2021).

99.1

Form of Tender and Support Agreement, dated as of February 24, 2021, among Merck Sharp & Dohme Corp, Panama Merger Sub, Inc. and certain stockholders of Pandion Therapeutics, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Pandion Therapeutics, Inc. with the SEC on February 25, 2021).

99.2	Confidential Disclosure-In Agreement, dated as of April 9, 2018, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.3	Amendment No. 1 to Confidential Disclosure-In Agreement, dated as of December 16, 2019, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.4	Amendment No. 2 to the Confidential Disclosure-In Agreement, dated as of December 18, 2020, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.5	Amendment No. 3 to the Confidential Disclosure-In Agreement, dated as of February 13, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.6	Exclusivity Agreement, dated as of February 9, 2021, between Pandion Therapeutics, Inc. and Merck Sharp & Dohme Corp.

99.7	Joint Filing Agreement, dated as of March 4, 2021, among Merck & Co., Inc., Merck Sharp & Dohme Corp. and Panama Merger Sub, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2021	MERCK & CO. INC.

/s/ Robert M. Davis
	Name:	Robert M. Davis
	Title:	Executive Vice President, Global Services and Chief Financial Officer

MERCK SHARP & DOHME CORP.

/s/ Sunil A. Patel
	Name:	Sunil A. Patel
	Title:	Senior Vice President, Corporate Development

PANAMA MERGER SUB, INC.

/s/ Rita Karachun
	Name:	Rita Karachun
	Title:	President

Schedule A

1. Merck & Co., Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merck & Co., Inc. are set forth below. If no business address is given, the director’s or executive officer’s business address is 2000 Galloping Hill Road, Kenilworth, New Jersey, 07033.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Merck & Co., Inc.	Principal Occupation and Employer
Leslie A. Brun	Director	Chief Executive Officer and Chairman, Sarr Group, LLC, 435 Devon Park Drive, 700 Building, Wayne, PA 19087

Thomas R. Cech	Director	Distinguished Professor of Chemistry and Biochemistry, University of Colorado, Boulder, CO 80309

Mary Ellen Coe	Director	President, Google Customer Solutions

Pamela J. Craig	Director	Director, Merck & Co., Inc.

Kenneth C. Frazier	Chairman, President and Chief Executive Officer; Director	Chairman, President and Chief Executive Officer; Director, Merck & Co., Inc.

Thomas H. Glocer	Director	Founder and Managing Partner, Angelic Ventures LP, 845 3rd Avenue, 4th Floor, New York, NY 10022

Risa J. Lavizzo-Mourey	Director	President Emerita, Robert Wood Johnson Foundation, 50 College Road East, Princeton, NJ 08540

Paul B. Rothman	Director	Chief Executive Officer, Johns Hopkins Medicine; Dean of the Medical Faculty and Vice President for Medicine, Johns Hopkins University, 725 N. Wolfe Street, Baltimore, MD 21205

Patricia F. Russo	Director	Non-executive Chairman, Hewlett Packard Enterprise Company, 6280 America Center Drive, San Jose, CA 95002

Christine E. Seidman	Director	Thomas W. Smith Professor of Medicine and Genetics, Harvard Medical School/Brigham and Women’s Hospital, 75 Francis Street, Boston, MA

Inge G. Thulin	Director	Director, Merck & Co., Inc.

Kathy J. Warden	Director	Chairman, Chief Executive Officer and President, Northrop Grumman Corporation, 2980 Fairview Park Drive, Falls Church, VA 22042

Peter C. Wendell	Director	Managing Director, Sierra Ventures, 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404

Sanat Chattopahyay	Executive Vice President and President, Merck Manufacturing Division	Executive Vice President and President, Merck Manufacturing Division, Merck & Co., Inc.

Frank Clyburn	Executive Vice President, Chief Commercial Officer	Executive Vice President, Chief Commercial Officer, Merck & Co., Inc.

Robert M. Davis	Executive Vice President, Global Services and Chief Financial Officer	Executive Vice President, Global Services and Chief Financial Officer, Merck & Co., Inc.

Richard R. Deluca, Jr.	Executive Vice President and President, Merck Animal Health	Executive Vice President and President, Merck Animal Health, Merck & Co., Inc.

Michael W. Fleming	Senior Vice President, Chief Ethics and Compliance Officer	Senior Vice President, Chief Ethics and Compliance Officer, Merck & Co., Inc.

Julie L. Gerberding	Executive Vice President and Chief Patient Officer, Strategic Communications, Global Public Policy and Population Health	Executive Vice President and Chief Patient Officer, Strategic Communications, Global Public Policy and Population Health, Merck & Co., Inc.

Rita A. Karachun	Senior Vice President, Finance – Global Controller	Senior Vice President, Finance – Global Controller, Merck & Co., Inc.

Dean Y. Li	Executive Vice President and President, Merck Research Laboratories	Executive Vice President and President, Merck Research Laboratories, Merck & Co., Inc.

Steven C. Mizell	Executive Vice President and Chief Human Resources Officer	Executive Vice President and Chief Human Resources Officer, Merck & Co., Inc.

Michael T. Nally	Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer, Merck & Co., Inc.

Dave Williams	Chief Information and Digital Officer	Chief Information and Digital Officer, Merck & Co., Inc.

Jennifer L. Zachary	Executive Vice President, General Counsel and Corporate Secretary	Executive Vice President, General Counsel and Corporate Secretary, Merck & Co., Inc.

2. Merck Sharp & Dohme Corp.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given, the director’s or executive officer’s business address is One Merck Drive, Whitehouse Station, New Jersey 08889.

Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Parent	Principal Occupation and Employer
Rita A. Karachun	Director; President	President, Parent

Caroline Litchfield	Director; Senior Vice President and Treasurer	Senior Vice President and Treasurer, Parent

Timothy G. Dillane	Assistant Treasurer	Assistant Treasurer, Parent

Juanita Lee	Assistant Treasurer	Assistant Treasurer, Parent

Michael G. Schwartz	Assistant Treasurer	Assistant Treasurer, Parent

Kelly E.W. Grez	Secretary	Secretary, Parent

Faye C. Brown	Assistant Secretary	Assistant Secretary, Parent

Jon Filderman	Director; Vice President	Vice President, Parent

Salvatore Lombardo	Assistant Secretary, Tax	Assistant Secretary, Tax, Parent

Jerome Mychalowych	Vice President, Tax	Vice President, Tax, Parent

3. Panama Merger Sub, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. If no business address is given, the director’s or executive officer’s business address is One Merck Drive, Whitehouse Station, New Jersey 08889. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position at Merger Sub	Principal Occupation and Employer
Rita A. Karachun	Director; President	President, Parent

Caroline Litchfield	Director; Senior Vice President and Treasurer	Senior Vice President and Treasurer, Parent

Timothy G. Dillane	Assistant Treasurer	Assistant Treasurer, Parent

Juanita Lee	Assistant Treasurer	Assistant Treasurer, Parent

Michael G. Schwartz	Assistant Treasurer	Assistant Treasurer, Parent

Jon Filderman	Director; Secretary	Vice President, Parent

Kelly E.W. Grez	Assistant Secretary	Secretary, Parent